Mail Stop 6010
Via Facsimile and U.S. Mail

March 18, 2009

Mr. M. E. "Hank" Durschlag
Acting Chief Executive Officer
HealthSport, Inc.
7633 E. 63rd Place, Suite 220
Tulsa, Oklahoma 74133

> **Re: HealthSport, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **File No. 0-23100**

Dear Mr. Durschlag:

We have reviewed your February 5, 2009 response to our October 14, 2008 letter and related oral comments provided in telephonic discussions with your management on January 21, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Note 2: Acquisitions

Innozen, Inc. page 34

1.   Please refer to prior comment one. We acknowledge your explanation of the methods and assumptions used to determine the allocation of the InnoZen purchase price. However, your assumption that expected sales will be $7.5 million in 2008 and $17.1 million in 2009 with continuing increases of 10%-15% thereafter appears to be inconsistent with InnoZen's operating performance before and after the May 4, 2007 acquisition date. For example, the Company's actual sales level for the nine months ended September 30, 2008 was $812,317, which is significantly below the corresponding expected sales level used in the projection for the purchase price

allocation. Also, your discounted EBITDA of $18,256,968 appears to reflect a level of profit contribution from Innozen products that significantly exceeds their historical operating performance, considering InnoZen's cost of goods sold exceeded its net sales in 2005 and 2006. Please explain more specifically the factors that you considered in establishing these key assumptions and why you believe these assumptions are reasonable. In addition, as previously requested, include an explanation of the specific factors that you considered in concluding that the exclusive royalty free license granted to Schering-Plough did not impact your valuation of InnoZen intangible assets.

2.   It appears that, subsequent to the InnoZen acquisition, actual performance was substantially below the corresponding assumptions used to determine the fair value and corresponding purchase price allocation. Please explain to us the reason that no impairment of goodwill, patents and trade secrets, and trademarks occurred in 2007 or 2008. In your response include the methods and specific assumptions you used to make this determination, including how you considered the actual performance in 2007and 2008.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form-type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant